Exhibit 12

United Parcel Service, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2006	Year Ended December 31,
		2005	2004	2003	2002	2001
Earnings:
Earnings before income taxes and accounting changes	$1,530	$6,075	$4,922	$4,370	$5,009	$3,937
Add: Interest expense	48	172	149	121	173	184
Add: Interest factor in rental expense	63	248	231	226	228	249

Total earnings	$1,641	$6,495	$5,302	$4,717	$5,410	$4,370

Fixed charges:
Interest expense	$48	$172	$149	$121	$173	$184
Interest capitalized	8	32	25	25	25	47
Interest factor in rental expense	63	248	231	226	228	249

Total fixed charges	$119	$452	$405	$372	$426	$480

Ratio of earnings to fixed charges	13.8	14.4	13.1	12.7	12.7	9.1